UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On March 20, 2007 Vermilion Energy Trust (“Vermilion” - VET.UN-TSX) reported that Verenex Energy Inc. (“Verenex” - VNX-TSX), a company in which Vermilion holds a 45.4% equity interest, has provided an update on its activities in Libya. For a full copy of Verenex’ press release, please go to verenexenergy.com and see the news release dated March 20, 2007.

These document are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: March 21, 2007

Exhibit A

Press Release March 20, 2007
Vermilion Energy Trust - Verenex Energy Inc. Update

Vermilion Energy Trust (“Vermilion” - VET.UN-TSX) is pleased to report that Verenex Energy Inc. (“Verenex” - VNX-TSX), a company in which Vermilion holds a 45.4% equity interest, has provided an update on its activities in Libya. For a full copy of Verenex’ press release, please go to verenexenergy.com and see the news release dated March 20, 2007. The highlights of Verenex’ press release are as follows:

•
A1-47/02 oil discovery testing completed - Verenex has completed the testing at its first exploration well in Libya and successful oil discovery, A1-47/02 in Area 47 in the Ghadames Basin. On February 6, 2007 Verenex and the Libyan National Oil Corporation (“NOC”) announced the A1-47/02 well as an oil discovery. At the time, testing results from an 82-foot interval at the base of the Lower Acacus Formation at a depth of 9,980 feet were released. This interval flowed over a three hour period at rates up to 5,172 barrels of oil per day (gross) through a ¾ inch choke at a wellhead pressure of 1,221 pounds per square inch. An associated gas rate of 6.7 million cubic feet per day (gross) was also achieved during this test. Final testing results on several other intervals in the A1-47/02 well are under review by Verenex and the NOC.

•
B1-47/02 well completed and will be tested - Verenex has completed an extensive wireline logging, coring and formation evaluation program involving down-hole fluid sampling and pressure measurements at its second exploration well B1-47/02 in Area 47. Based on these results, the well was cased to its total depth of 11,030 feet. Until productivity is confirmed by a flow testing program, well results and status are considered preliminary. Verenex will begin production testing of selected zones in late March and testing could extend into late May.

•
Drilling to begin on a third exploration well, C1-47/02 - Verenex’ third exploration well C1-47/02 is expected to commence drilling in early April 2007. The C1-47/02 well is located approximately 7.5 kilometres southeast of the B1-47/02 well and will test a separate structure defined on high quality 2D seismic shot by Verenex in 2006.

Verenex also noted that the NOC announced on March 12, 2007 that its 100% owned affiliate AGOCO had made a major oil discovery in Block NC4 which is adjacent to the eastern boundary of Area 47. The well was tested at a rate of 15,933 barrels of oil per day from the Middle and Lower Acacus Formations. The area of the discovery is approximately 37 kilometres northeast of the B1-47/02 well. While Verenex has no interest in this discovery it is encouraged by further evidence of prolific hydrocarbon systems in the immediate area of its operations.

Verenex is a Canada-based, international oil and gas exploration and production company with a world-class exploration portfolio in the Ghadames Basin in Libya and the Bay of Biscay offshore France. Verenex is the operator and holds a 50% working interest in Area 47 in Libya. Under the EPSA terms for Area 47, Verenex would receive an initial production allocation (free of all taxes and royalties) of 6.85% in any commercial development scheme. A more complete description of the Area 47 contract terms is included in Verenex’ various filings on www.sedar.com.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions. Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk. Management and directors of the Trust hold approximately 10% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

This press release contains forward-looking operational information including production projections. These projections are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

For further information please contact:
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 www.vermilionenergy.com